INVEST IN **SOUS CHEF STUDIO**

The autonomous, countertop robotic chef



Sous Chef Studio

Autonomous countertop robotic chef

souschefstudio.com Mountain View, CA

Highlights

1. *Massive* opportunity: >1B upper-middle class households globally
2. Provides a sustainable food-prep solution to families with food allergies
3. Helps every-day-families work around skyrocketing restaurant & delivery expenses
4. CTO has shipped >$10M in hardware products
5. CEO has 2 exits with prior startups
6. Highly monetizable with hardware, software, and consumables: hardware & ingredients!
7. A consumer robotics device with interchangeable tools and ingredient bins for different meals
8. Pre-revenue company that's already developed a working, proof-of-concept prototype

Featured Investors

AI Operators Fund Follow Invested $100,000

4x Founder. Multi-Stage Tech Investor. 100+ AI investments

Rob May, - Lead Investor - Partner

"I've worked with Matt at prior startups and I believe in both his vision to make this happen and his deep expertise in robotics. I love the market opportunity and I think the time is right for these kinds of tools. The team has already spent several years perfecting this solution and preparing it for market. Our robotic thesis is built on a view we call CUP. It says that robots are successful when they can bring Consistency, Ubiquity, and Personalization to a product area or workflow. Sous Chef meets all of these standards. I can see a day with Sous Chef robots anywhere in the world can download the same personalized meal plan you had in another location and prep it for you, giving you that consistent experience even though you are far from home."

Trevor Blackwell Follow Invested $100,000

Co-Founder of YC
x.com

"Robotics expert & investor in more than 3,000 startup companies through Y Combinator"

Our Team

Matthew Moore Co-Founder, CEO

Matt, with a background in computer science, has played key roles in product development at Google and Samsung. A venture-backed founder with 2 exits, he has led teams in creating innovative consumer tech using AI, robotics, and computer vision.



Miles Pekala Co-Founder, CTO

Miles is Sous Chef Studio's robotics and engineering expert. During his time across the robotics stack at BAE Systems, BD, Motile Robotics, and Carbon Robotics, he has shipped more than $10M in robotic products.



Shrugal Nagarkar Advisor

Shrugal led manufacturing at Rotimatic, setting up production and QA lines for an appliance with 200M+ rotis made. He also managed supplier procurement and has DFM experience from his work on a "Nespresso for Soft Serve" at Advantir Innovations.

Why Sous Chef Studio?



2.2B+
households globally.
Food Top 3 expense
category (in Household)

Sous Chef Studio is reinventing food preparation with an affordable autonomous robotic chef for homes around the world.

Our robotic kitchen appliance, the size of a larger microwave, will autonomously prepare fresh meals from scratch for a family of 5. **Interchangeable tools and ingredient bins allows for creation a variety of scratch-made meals.** Powered by the latest advances in AI, computer vision, and robotics, Sous Chef Studio gets delicious and nutritious food on the table without users having to make it.

We are a founding team of roboticists and VC-backed entrepreneurs with multiple exits, and experience from tech giants to robotics startups, like Google, Samsung, BAE Systems, and Carbon Robotics.

With 2.2B + families around the globe, and 400M (**source**) in the growing upper-middle class, there is a significant opportunity for Sous Chef Studio to claim. This is furthermore, an incredibly *painful* problem for households with multiple working parents who are strapped for time, yet *need* to feed their children.



Preview of Sous Chef Studio design features

Our Story: It started with a 6 month-old's trip to the ER

When Matt and his wife gave their 6-month old son a tiny taste of peanut butter, they had no idea it would change the way they think about food forever. Matt's son had a severe allergic reaction, and had to take an ambulance to the emergency room. After hours in the ER, Matt's family faced the ramifications of a possible life-long peanut allergy.

Cross-contamination in factories and restaurants–even the tiny amounts for a 6-month old–can be a major health emergency. So, the Moore's pivoted quickly to a life of making food exclusively at home to keep their son safe. Preparing every meal and snack at home was time-consuming to say the least. With two working parents, the Moore's were constantly exhausted preparing cross-contamination-free foods from scratch for every mealtime.

As a technologist and entrepreneur, Matt was struck by all the manual labor: we have to be able to automate fresh meal creation, right?

So Matt teamed up with Miles to design the Sous Chef Studio: A new kind of appliance that makes meals from scratch in just a few easy steps. The Sous Chef Studio at-home appliance can help prepare fresh, healthy, tasty home cooked food, and allows you to spend more time on what you love without sacrificing the quality of what you eat.



3 steps to nutritious,
at-home meals


STEP 1
Load your ingredients
STEP 2
Turn on the device
STEP 3
Relax and Sous Chef Studio will do the rest!

People are more busy than ever, and need help with nutritious meals

It's harder than ever for people to find the time to cook nutritious meals at-home. This is especially true for working families and adults, 80% of which are too tired to cook after work (**source**)

Our user research resulted in the following requirements:

- Families don't need yet another kitchen device that helps with 50% of a meal's prep. They want to be saved from having to worry about a *whole meal*.
- Fully remote and hybrid work environments make it so more family meals have to be prepared from home. They need multiple types of meals made in the same day.
- Takeout and delivery aren't sustainable from a budget, nor health perspective. Using grocery ingredients is the only sustainable option.
- Kids are incredibly picky, and freshly prepared versions of their favorites get them to eat.

Some specifics:


DoorDash and Uber Eats make everyone fat and poor! I love that Sous Chef Studio will be convenient, let me use healthy and choice ingredients. My doctor and 💰 approve
Daniel O'Shea
This appliance can't come soon enough - my husband and I both work long hours and it's so hard to get my twins to eat healthy. It will be so nice when scratch-made food is an easy option.
Melissa McAlpine
"I love that this will make quesadilla, salad, dosa, and pasta - the four foods my children eat without fussing
Sandhya Simhan
Our kids are picky eaters. And as a family with two working parents, we don't have the time to make their favorite dumplings from scratch. Having them made for us fresh, on-demand, and just the way our kids like it would be a game changer for us.
James Chen

Zooming out, the problem is systemic:


400 Million
There are 400 million families in the growing upper-middle class worldwide, providing substantial room for market penetration.
Cost
Food delivery, which was previously seen as a solution is getting progressively more expensive. 41% of consumers order less delivery today because of high fees, while 48% order less because of inflated menu prices.
1/13 Kids
1/13 kids have food allergies, making it difficult for these families to order food out.
Fast Meals
Families often have to sacrifice nutrition for easy, fast meals that feed the entire family

Totally revolutionizing mealtime: disrupting restaurants, delivery, kitchen appliances, meal kits, and more

Because of its ability to make complete meals from scratch, Sous Chef Studio has the opportunity to disrupt the many business involved in meal preparation, including the massive ones below:


Multiple Disrupted Markets
$1.1 T
Restaurants
$80+ B
Restaurant Delivery
$20B+
Small Kitchen Appliances



Combined, businesses in these markets generate more than $1.2 trillion in annual revenue.

Current solutions to mealtime try to help customers by either being more convenient; however, that convenience comes at a large price. Delivery is the most expensive option, but it's still not always ready when you want it to be and probably cold / soggy as well. Fast food improves on the affordability, but still is much more expensive than cooking from scratch. Cooking semi-prepared foods like microwave dinners or air-fryer meals is cheaper but much less convenient.

Sous Chef Studio flips this on its head by using affordable grocery ingredients while also having the food ready exactly when you need it, without any of the work.



That's what people want.

Highly Valuable, Highly Monetizable

Because every household spends so much time and money on food, the opportunity for Sous Chef Studio is large. Even a 10% share of the global market can generate $10's of billions in profit.

- **Total Addressable Market (TAM):** 2.2B+ global households, as families everywhere need to eat.

- **Serviceable Available Market (SAM):** 400M+ upper-middle-class households that can afford the Sous Chef device.

- **Serviceable Obtainable Market (SOM):** 20M+ households, with a long-term goal of capturing a 10% market share.

By implementing a "razor and razor-blades" business model, our customers first purchase our core product, and then additional tools (e.g., different prep tools for various ingredients) to expand their menu options.

Additionally, a designer-recipe store (an app store of sorts) allow the business to continue monetizing each unit on a daily basis.

Business Model

Main Device

20M Units × $500 Gross Profit

Profit: $10B



Additional Tool Purchases

20M Units × $50/device/yr

Profit: $1B/yr





Per-Recipe Use

20M Units × $5/device/month

Profit: $1B/yr



Business model given service obtainable market (SOM) * Forward-looking projections are not guaranteed

While the Sous Chef is initially designed as a consumer device, there is also an opportunity to iterate on the current design and evolve into a tool for use in offices, as vending machines, in commercial kitchens and at restaurants. This creates another huge market with a B2B line of products.

The combination of the B2C, add-on business model, plus a future B2B product line means Sous Chef Studio has an opportunity for various revenue streams to generate rapid growth.

Patentable Robotics Technology



Top-Of-The-Line Robotics Technology
Robotic Arm
Camera (mounted on roof)
Ingredient Bins
Tool Station (inside frame)
Heating Element
Rotary Element

The Sous Chef Studio has a robotic arm, spinning element, and heating element that all work together like a small-kitchen to create fresh meals from scratch. For different recipes, it has exchangeable raw ingredient bins and end-effectors. Components that are in direct contact with food are removable and dishwasher-safe to make cleanup a breeze.

Proprietary features of the Sous Chef Studio appliance include:

- **Heating element** - Can perform boiling, frying, and searing
- **Spinning element** - Peels, chops vegetables and other raw ingredients
- **Robotic arm** - Transports ingredients in a small, confined space
- **Camera** - Recognizes different ingredients to successfully complete recipes
- **Exchangeable tools and ingredient bins** - Allows users to easily switch between different style meals
- **Mobile app** - Monitor your meal prep and change recipes in an instant

Many elements of the Sous Chef Studio are patentable, allowing us to create a unique product that can't be replicated by competitors.

The current prototype can extrude and boil noodles in 15 minutes.



First noodles
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Product Development & Fundraising Roadmap



Level 1 Prototype: Complete
Autonomous pasta maker from scratch
10 minutes from raw ingredients to pasta
Some dishwasher safe components
Level 2 Prototype: Complete
Addition of boiling pasta to create a complete pasta meal from scratch
15 minutes total time from raw ingredients to cooked pasta (2 servings)
Addition of raw ingredients
Level 3 Prototype: Upcoming
Addition of tool change sets and various bins for raw ingredients
Capability to program device for a wider range of meals
Completely dishwasher-safe components
Looks-Like Prototype: Upcoming
Demonstration of how final unit will look on counter tops

Fundraising & Timeline



$300k Raise	$4.5M Raise	$6M Raise
Finish works like units, Looks like units, Launch equity crowdfunding campaign	DFM, EVT, DVT, PVT, Certification, Manufacturing Setup, Pre-sales	Customer Support infrastructure, First shipments
T+0 months	Q3 2025	Q1 2026

* Forward-looking projections are not guaranteed

Why Are We Raising Money?

We've used our first round of funding to create our v1 and v2 prototypes, which has proven out the primary robotic capabilities and design concept. As we continue building the next iteration of our appliance, we seek to raise $300,000 to finalize our functional prototype, and complete our industrial design model ("looks-like" prototype).

Once we've built a fully-functional prototype and model, we will be raising an additional $4.5M at a higher valuation to start the manufacturing development and unit testing. After manufacturing is in place, we'll be in a great spot to raise the $6M needed to produce and ship units.

Your investment in Sous Chef Studio will allow us to

Develop our Level 3 prototype capable of preparing a wider variety of meals.

Innovate on our product design to become fully dishwasher-safe, and a piece of art in the kitchen.

Create the next equity crowdfunding campaign to raise 4.5M, which gets us to market.

Patent our technology.



◎ Sous Chef Studio

Invest Early in the Next Generation of Mealtime!

And thank you!